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Exhibit (a)(1)(g)

TEXT OF EMAIL SENT TO NEOMAGIC EMPLOYEES ON FEBRUARY 14, 2003.

        NeoMagic Employees,

        I am pleased to announce a strategy to address underwater stock options with the implementation of a stock option exchange program. In summary, you will have the option to surrender your current stock options for cancellation and receive a new grant at least six months and one day later. There are many details regarding the terms and conditions of this program, as well as legal and financial rules that we must follow to ensure a smooth and legally compliant program.

        Detailed stock option exchange program materials are available today. These materials include a detailed description of the program, the terms and conditions of the program, as well as other related materials. You are potentially eligible to participate in the program if you hold outstanding stock options granted prior to January 1, 2000 under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan. A copy of the exchange program materials will be forthcoming. Additionally, all of the exchange program materials are available in the SEC filing which can be accessed on the SEC's web site at http://www.sec.gov. You should carefully read all of the documents before you decide whether to participate.

        Sincerely,

        Steve

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TEXT OF EMAIL SENT TO NEOMAGIC EMPLOYEES ON FEBRUARY 14, 2003.